Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

 TO FIXED CHARGES

(In thousands)

	Three Months
	Ended March 31,
	2018	2017	2016	2015	2014	2013

Earnings:
Income (loss) before income tax provision	$156,884	$508,510	$361,365	$(126,286)	$385,662	$320,921
Plus: fixed charges per below	34,225	132,502	97,645	69,775	70,194	80,197
Less: capitalized interest per below	-		-	-	-	-
Plus: current period amortization of interest
capitalized in prior periods	12	49	49	49	49	49

Total earnings	$191,122	$641,061	$459,059	$(56,462)	$455,905	$401,167

Fixed charges:
Interest expense	$32,370	$125,297	$92,709	$64,236	$64,674	$73,579
Capitalized interest	-		-	-	-	-
Interest portion of rent expense	1,855	7,205	4,937	5,540	5,520	6,618

Total fixed charges	$34,225	$132,502	$97,645	$69,776	$70,194	$80,197

Ratio of earnings to fixed charges	5.6	4.8	4.7	(0.8)	6.5	5.0

Insufficient coverage	$-	$-	$-	$126,237	$-	$-